CUSIP No. 89579K 10 9                                        Page 1 of 5 Pages

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)1

                              Triad Hospitals, Inc.
----------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   89579K 10 9
----------------------------------------------------------------------------
                                 (CUSIP Number)

Welsh, Carson, Anderson                  William J. Hewitt, Esq.
  & Stowe                                  Reboul, MacMurray, Hewitt,
320 Park Avenue, Suite 2500              Maynard & Kristol
New York, New York  10022                45 Rockefeller Plaza
Attention: Jonathan M. Rather            New York, New York  10111
Tel. (212) 893-9500                      Tel. (212) 841-5700

----------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 28, 2002
----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].





--------
         1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 89579K 10 9                                        Page 2 of 5 Pages


1)   Name of Reporting Person            Welsh, Carson, Anderson
     and I.R.S. Identification            & Stowe VIII, L.P.
     No. of Above Person, if
     an Entity (Voluntary)
-----------------------------------------------------------------------------
2)   Check the Appropriate Box                  (a) [ ]
     if a Member of a Group                     (b) [ ]
-----------------------------------------------------------------------------
3)   SEC Use Only

-----------------------------------------------------------------------------
4)   Source of Funds

-----------------------------------------------------------------------------
5)   Check if Disclosure of
     Legal Proceedings Is                     Not Applicable
     Required Pursuant to
     Items 2(d) or 2(e)
-----------------------------------------------------------------------------
6)   Citizenship or Place
     of Organization                             Delaware
-----------------------------------------------------------------------------
Number of                             7)   Sole Voting   5,762,726 shares of
Shares Beneficially                        Power         Common Stock
Owned by Each
Reporting Person
                                      ----------------------------------------
                                      8)   Shared Voting
                                           Power                      -0-
                                      ----------------------------------------
                                      9)   Sole Disposi- 5,762,726  shares of
                                           tive Power    Common Stock
                                      ----------------------------------------
                                      10)  Shared Dis-
                                           positive Power             -0-
                                      ----------------------------------------
11)  Aggregate Amount Beneficially                       5,762,726 shares of
     Owned by Each Reporting Person                      Common Stock
                                      ----------------------------------------
12)  Check if the Aggregate
     Amount in Row (11)
     Excludes Certain Shares
------------------------------------------------------------------------------
13)  Percent of Class
     Represented by                           8.0%
     Amount in Row (11)
------------------------------------------------------------------------------
14)  Type of Reporting
     Person                                   PN

CUSIP No. 89579K 10 9                                        Page 3 of 5 Pages

                         Amendment No. 4 to Schedule 13D
                         -------------------------------

          Reference is hereby made to the statement on Schedule 13D filed with the Commission on May 3, 2001, Amendment No. 1 thereto filed on September 5, 2001, Amendment No. 2 thereto filed on January 9, 2002 and Amendment No.3 thereto filed on March 20, 2002 (as so amended,the "Schedule 13D"). Terms defined in the Schedule 13D are used herein as so defined.

Item 4.  Purpose of Transaction.
         ----------------------

          Item 4 is hereby amended by adding the following:

          Bruce K. Anderson entered into a PEACS Agreement and a Pledge Agreement (together, the "PEACS Agreements") on March 28, 2002 with Bank of America ("BofA") with respect to 200,000 shares of Common Stock, as described in the letter agreement of confirmation dated as of March 28, 2002 (the "Confirmation").

          Pursuant to the Confirmation, Mr. Anderson has agreed to sell to BofA up to an aggregate 200,000 shares over the course of the year ending May 30, 2003 at a per share sale price of $43.6116. The actual number of shares of Common Stock to be delivered by Mr. Anderson will be determined pursuant to a formula described in Item 6 below.



Item 6.  Contracts, Arrangements, Understandings or Relationships With
         -------------------------------------------------------------
         Respect to Securities of the Issuer.
         -----------------------------------

          Item 6 is hereby amended and restated to read in its entirety as follows:

          Pursuant to the Confirmation, Bruce K. Anderson and BofA entered into the PEACS Agreements with respect to 200,000 shares of Common Stock. On the third business day following the Friday of each week commencing June 7, 2002 through May 30, 2003 (each a "Settlement Date"), Mr. Anderson will sell to BofA up to the number of shares of Common Stock (the "Delivered Shares") representing the product of (i)800 and (ii) the number of trading days in the period from the preceding Settlement Date up to and including the current Settlement Date upon which the closing price per share of Common Stock equaled or exceeded $36.1422. As payment for such Delivered Shares, on each Settlement Date BofA will pay to Mr. Anderson a purchase price of $43.6116 for each Delivered Share. In addition, as collateral for his obligation to deliver the "Delivered Shares," on March 28, 2002, Mr. Anderson and BofA entered into the Pledge Agreement whereby Mr. Anderson granted to BofA a security interest in the 200,000 shares of Common Stock.

Item 7.  Materials to be Filed as Exhibits.
         ---------------------------------

          Item 7 is hereby amended by adding the following:

          Exhibit A - Letter Agreement of Confirmation between Bruce K. Anderson and Bank of America, dated March 28, 2002.

CUSIP No. 89579K 10 9                                        Page 4 of 5 Pages

          Exhibit B - Pledge Agreement between Bruce K. Anderson and Bank of America, dated March 28, 2002.

CUSIP No. 89579K 10 9                                        Page 5 of 5 Pages

                                    Signature
                                    ---------
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      WELSH, CARSON, ANDERSON & STOWE VIII, L.P.
                      By:  WCAS VIII Associates, LLC,
                              General Partner


                      By:  /s/ Jonathan Rather
                         ---------------------------
                              Managing Member



Dated: April 9, 2002